Rule 22c-2 Agreement

This Rule 22c-2 Agreement (“Agreement”) is entered into by and among Ivy Funds Distributor, Inc. (“IFDI”), as principal underwriter for the funds in the Ivy Family of Funds (the “Funds”) and the intermediary firm which is a signatory to this Agreement below (the “Servicer”), effective as of the date of execution by the Servicer, as set forth below.

WHEREAS, the Servicer is (i) a broker, dealer, bank, or other entity that holds Shares in nominee name; or (ii) in the case of a participant-directed employee benefit plan (“Plan”) that owns Shares, (a) a retirement plan administrator under the Employee Retirement Income Security Act of 1974, as amended, or (b) any entity that maintains the Plan’s participant records;

WHEREAS, the Servicer and IFDI are parties to an agreement (“Service Agreement”) under which the Servicer may submit orders for Shares and/or provide services with respect to Shares held by the Servicer in one or more omnibus accounts or otherwise in nominee name (each, an “Account”);

WHEREAS, IFDI and the Servicer desire to enter into this Agreement pursuant to Rule 22c-2 under the Investment Company Act of 1940, as amended (“Investment Company Act”), which requires the Servicer, as a financial intermediary (as that term is defined by the Rule), to provide the Fund, upon request, with certain shareholder and Account information in order that the Fund can implement its frequent trading policies, and, if requested by the Fund, impose certain of the Fund’s restrictions, as applicable.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, which consideration is full and complete, IFDI and the Servicer hereby agree as follows:

1.	Shareholder Information

1.1
Agreement to Provide Information. The Servicer agrees to provide the Fund, upon written request, the taxpayer identification number (“TIN”), if known, of any or all Shareholder(s) of the Account and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or Account (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an Account maintained by the Servicer during the period covered by the request.

1.1.1
Period Covered by Request. Requests must set forth a specific period, not to exceed 90 days from the date of the request, for which transaction information is sought. The Fund may request transaction information older than 90 days from the date of the request as they deem necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund. If requested by the Fund, the Servicer agrees to provide the information specified in 1.1 for each trading day.

1.1.2	Form and Timing of Response. The Servicer agrees to transmit the requested information that is on its books and records to the Fund or its designee promptly, but in any event not later than 5 business days, after receipt of a request. If the requested information is not on the Servicer’s books and records, the Servicer agrees to: (i) provide or arrange to provide to the Fund the requested information from Shareholders who hold an Account with an indirect intermediary; or (ii) if directed by the Fund, block further purchases of Fund Shares from such indirect intermediary. In such instance, the Servicer agrees to inform the Fund whether it plans to perform (i) or (ii). Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to the Fund should be consistent with the NSCC Standardized Data Reporting Format. For purposes of this provision, an “indirect intermediary” has the same meaning as in the amendment to Rule 22c-2 under the Investment Company Act proposed February 28, 2006 or as subsequently defined in any adopted amendment to Rule 22c-2.

1.1.3	Limitations on Use of Information. The Fund and IFDI agree not to use the information received for marketing or any other similar purpose without the prior written consent of the Servicer.

2.
Agreement to Restrict Trading. The Servicer agrees to execute written instructions from the Fund to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by the Fund as having engaged in transactions of the Fund’s Shares (directly or indirectly through the Servicer’s (or indirect intermediary’s) Account) that violate policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund.

2.1
Form of Instructions. Instructions must include the TIN, if known, and the specific restriction(s) to be executed. If the TIN is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or Account(s) or other information to which the instruction relates agreed upon by the Servicer and the Fund.

2.2	Timing of Response. The Servicer agrees to execute instructions as soon as reasonably practicable, but not later than five business days after receipt of the instructions by the Servicer.

2.3
Confirmation by Servicer. The Servicer must provide written confirmation to the Fund that instructions have been executed. The Servicer agrees to provide confirmation as soon as reasonably practicable, but not later than ten business days after the instructions have been executed.

3.	Definitions. For purposes of this Agreement:

3.1	The term “Fund” does not include any “excepted funds” as defined in Rule 22c-2(b) under the Investment Company Act.1

3.2	The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Fund under the Investment Company Act that are held by the Servicer.

3.3
The term “Shareholder” means, as applicable, (i) the beneficial owner of Shares, whether the Shares are held directly or by the Servicer in nominee name ; (ii) the Plan participant notwithstanding that the Plan may be deemed to be the beneficial owner of Shares; or (iii) the holder of interests in a variable annuity or variable life insurance contract issued by the Servicer.

3.4	The term “written” includes electronic writings and facsimile transmissions and such other means as the parties may agree to from time-to-time.

4.
Amendments. IFDI may unilaterally modify this Agreement at any time by written notice to the Servicer to comply with the requirements of applicable law, any amendments to Rule 22c-2 and any interpretation by the Staff of the Securities and Exchange Commission. The first order in Shares placed by the Servicer subsequent to the receipt of such notice shall be deemed acceptance by the Servicer of the modification to this Agreement described in such notice.

5.
Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the state indicated in the Service Agreement’s choice of law provision, without giving effect to principles of conflicts of laws.

6.	Assignment. Neither party may assign this Agreement, or any of the rights, obligations, or liabilities under this Agreement, without the written consent of the other party.

7.
Dealer/Services Agreement. To the extent that the provisions of this Agreement and the provisions of the Service Agreement are in conflict, the provisions of this Agreement shall control with respect to the subject matter of this Agreement. Termination of this Agreement by either party shall not automatically result in a termination of the Service Agreement.

8.
Third-Party Beneficiaries. Each Fund shall have the right to enforce all terms and provisions of this Agreement against any and all parties hereto and or otherwise involved in the activities contemplated herein. A request by IFDI or the Fund’s transfer agent shall be deemed a request by the Fund, and information or communications from the Servicer to IFDI shall be deemed provided to the Fund.

9.
Right to Suspend Trading by Servicer. Each Fund may, in its discretion, suspend or cease offering Shares for purchase through the Servicer if the Servicer fails to satisfy its obligations under this Agreement.

10.
Indemnification. The Servicer shall indemnify and hold harmless IFDI and each Fund and their respective directors, officers, employees, affiliates and agents (“Indemnified Parties”) from and against any and all losses, claims, liabilities and expenses (including reasonable attorney’s fees and expenses) (“Losses”) incurred by any of them arising out of (i) any breach by the Servicer of any representation, warranty or agreement contained in this Agreement, (ii) any willful misconduct or negligence by the Servicer in the performance of, or failure to perform, its obligations under this Agreement, including but not limited to, the Servicer’s failure to timely provide information that is accurate and in proper form, as required under Section 1 of this Agreement, or to timely restrict trading in accordance with Section 2 of this Agreement. IFDI agrees to indemnify and hold harmless Servicer from and against any and all Losses arising in connection with any third party claim or action brought against Servicer as a result of any unauthorized disclosure of a contract owner’s TIN or the specific individual contract owner number or participant account number associated with the contract owner provided to IFDI or its designee in response to a request for contract owner information pursuant to the terms of this Agreement. This Section shall survive termination of this Agreement.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

IVY FUNDS DISTRIBUTOR, INC. WADDELL & REED, INC.
/s/ THOMAS BUTCH
Name:	Thomas Butch
Title:	President
Date:	June 13, 2012

SECURITY BENEFIT LIFE INSURANCE COMPANY
/s/ DOUGLAS G. WOLFF
Name:	Douglas G. Wolff
Title:	President
Date:	June 13, 2012

1As defined in SEC Rule 22c-2(b), the term “excepted fund” means any: (1) money market fund; (2) fund that issues securities that are listed on a national exchange; and (3) fund that affirmatively permits short-term trading of its securities, if its prospectus clearly and prominently discloses that the fund permits short-term trading of its securities and that such trading may result in additional costs for the fund.